At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Large Cap Growth Fund, Inc. on behalf of:

                                                  For            Against
     Strong Large Cap Growth Fund            24,647,793.377   1,533,088.081

                                               Abstain       Broker non-votes
     Strong Large Cap Growth Fund            592,692.941       2,397,820.260